Exhibit 99.49

FOR IMMEDIATE RELEASE

Millennial Esports Takes Controlling Stake in Ferrari-Partnered Racing Simulator Company

Maranello Italy-based Allinsports sim races into eSports expansion with 51 percent sale to Millennial Esports

MIAMI, FL August 22, 2019 — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) – Millennial Esports has continued its rapid expansion into the racing esports market by taking a 51 percent stake in the market-leading motorsport simulator manufacturer, Allinsports.

Founded in 2008 by ex-Formula 1 engineer Anton Stipinovich, Allinsports not only manufacture high-end racing simulator systems used by leading race teams across the globe, but also produce the eRacer esports simulator rigs that will be used in Millennial Esports’ upcoming “World’s Fastest Gamer” competition.

Millennial Esports will benefit from strong repeatable revenues from simulator sales and the development of new products as the racing esports market expands rapidly.

South African-born Stipinovich founded Allinsports in 2008. Most of his racing years were working for three high-profile Formula 1 racing teams including Ferrari, McLaren and Red Bull Racing as Head of Research and Development. Over a period of 20 years he has accrued multiple Formula 1 world championships and more than 80 race wins with these top-level race teams.

Allinsports has been a technical partner to Ferrari Driver Academy since its conception in 2009 which trains future racing stars, and supply bespoke Ferrari simulators to very exclusive clients.

Both the professional full-size and esports simulators are manufactured at Allinsports Italian manufacturing and development base in Maranello, Italy – located only 2.3 miles from the Ferrari factory.

The company also operates a concept venue in Miami that explores the future of physical esports racing operations. The facility includes a full-size full-motion racing simulator that is used by professional teams and drivers plus an esports “garage” where drivers can also train and compete in online events.

Regular customers at the Miami facility include two-time Formula 1 World Champion and two-time Indy 500 winner Emmerson Fittipaldi; Monaco Grand Prix, two-time Indy 500 and three-time Rolex 24 at Daytona winner Juan Pablo Montoya and 12-time Formula 1 racer winner, Rubens Barrichello.

“Allinsports has played a key role in the development of racing simulators for the biggest teams in the world, and we’re very excited about further expanding into the world of esports with Millennial Esports,” founder Stipinovich said.

“Our simulators provide teams with the opportunity to develop their cars and drivers at a fraction of the cost and risk involved in real-world testing. In the past twelve months we’ve taken our experience at that level and began developing products for the esports racing market.

“By joining forces with Millennial we’ll be able to rapidly expand our presence in this sector and help introduce more gamers to the life-like experiences of sim racing. Our experience with Ferrari in helping develop young drivers is also key for us in helping Millennial Esports find new racing stars through programmes like World’s Fastest Gamer.”

Helping bring Allinsports F1 experience to the esports world is the company’s Technical Director, Giacomo Debbia – a 25-year veteran of the Ferrari Formula 1 team and heads the design team for all simulators.

Launched last year, the eRacer will be the official esports simulator for Millennial Esports’ World’s Fastest Gamer competition which will provide the winner with a real-world GT race drive in 2020 valued at more than US$1 million.

The popular high-end simulator is used by some of the world’s leading drivers including Formula 1 stars Kimi Raikkonen and Charles Leclerc.

The addition of Allinsports to Millennial Esports broad esports portfolio is part of the company’s recent global restructure and resurgence. The Millennial Esports group also includes the Barcelona, Spain-based esports and gaming data specialist, Stream Hatchet plus the developer of the popular mobile racing games, F1 Mobile and Gear.Club – Lyon, France-based Eden Games.

“Bringing Allinsports into the Millennial Esports family is a perfect fit as we now cover vast and broad revenue streams of the esports racing market – from mobile gaming through to simulators used by Formula 1 teams,” Millennial Esports President and CEO, Darren Cox said.

“We’re excited to work with Anton and his team to further expand Allinsports and bring these life-like simulator experiences to more and more people with a key focus on esports which will know will bring more sales and revenue to the company.”

Summary of Transaction Terms

The parties have entered into a binding letter of intent (the “LOI”) which provides that Millennial will acquire a Allinsports for US$6,250,000 comprised of the following: (i) total cash consideration of US$2,600,000 to be payable in three tranches on or prior to November 30, 2019; and (ii) US$3,650,000 worth of common shares priced at the higher of: (A) the 20 day volume-weighted average price of the common shares on the TSX Venture Exchange (“TSXV”) prior to the signing of the LOI, or (B) the maximum permitted discount permitted by the rules of the TSXV.

In addition, Millennial shall have the option to purchase the remaining 49% of Allinsports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) US$20,000,000 based on certain milestones.

The parties intend to enter into a definitive agreement and close the transaction on or prior to September 30, 2019.

The closing of the transaction remains subject to the approval of the TSXV.

Summary Of Allinsports Financial Information

Below is a summary of Allinsports’ unaudited financial results for the years ending December 31, 2018 and 2017:

	Year Ended December 31, 2018 (unaudited) (€)	Year Ended December 31, 2017 (unaudited) (€)
Total revenue	2.000.301	1.866.983
Cost of sales	1,893.865	1.783.264
Net income (loss)	38.291	8.058
Total assets	2.110.295	2.195.532
Total liabilities	2.006.872	2.092.212

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to the closing of the acquisition of a 51% interest in Allinsports and the benefits of such acquisition. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com
705.446.6630